UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Autodesk, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

052769106

(CUSIP Number)

Ricky C. Sandler

Eminence Capital, LP

65 East 55th Street

25th Floor

New York, New York 10022

(212) 418-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,079,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,079,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,079,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,610,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,610,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,610,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,375
	8	SHARED VOTING POWER 13,079,213
	9	SOLE DISPOSITIVE POWER 3,375
	10	SHARED DISPOSITIVE POWER 13,079,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,082,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

.This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.01 per share (the “Shares”), of Autodesk, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on November 16, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 3, Item 5 and Item 6 of the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated as follows:

The total purchase price for the 13,082,588 Shares reported herein was $661,025,713, including brokerage commissions.

The source of the funds used to acquire the Shares reported herein with respect to the (i) Family Accounts is available funds and (ii) Eminence Funds and the SMA is the working capital of each of the Eminence Funds and the SMA for the Shares held by each of them, respectively, and margin borrowings described in the following sentence. Such Shares are held by the Eminence Funds in commingled margin accounts, which may extend margin credit to the Eminence Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended as follows:

(a), (b) The aggregate number of Shares to which this Schedule 13D relates is 13,082,588 Shares. Based upon a total of 225,323,161 outstanding Shares, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015, the Reporting Persons’ Shares collectively represent approximately 5.8% of the outstanding Shares.

(i) Eminence Capital

(a) As of the date hereof, Eminence Capital may be deemed the beneficial owner of 13,079,213 Shares, constituting approximately 5.8% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 13,079,213 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 13,079,213 Shares

(ii) Eminence GP

(a) As of the date hereof, Eminence GP may be deemed the beneficial owner of 10,610,020 Shares, constituting approximately 4.7% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 10,610,020 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 10,610,020 Shares

(iii) Mr. Sandler

(a) As of the date hereof, Mr. Sandler may be deemed the beneficial owner of 13,082,588 Shares, constituting approximately 5.8% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 3,375
	2.	Shared power to vote or direct vote: 13,079,213 Shares
	3.	Sole power to dispose or direct the disposition: 3,375
	4.	Shared power to dispose or direct the disposition: 13,079,213 Shares

As a result of entering into the E/S Agreement, the Reporting Persons and the Sachem Head Persons (as defined in the Original Schedule 13D) formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The security interests reported in this Schedule 13D do not include security interests owned by the Sachem Head Persons. The Sachem Head Persons have filed a separate Schedule 13D reporting beneficial ownership of 12,890,000 Shares. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D. The Sachem Head Persons and the Reporting Persons may be deemed to beneficially own in the aggregate 25,972,588 Shares, which represents approximately 11.5% of the outstanding Shares.

(c) Set forth on Schedule A hereto are all transactions in the Shares of the Issuer effected since the Original Schedule 13D by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended as follows:

On December 10, 2015, the Reporting Persons exercised all of the call options reported owned in the Original Schedule 13D and thereby acquired 683,561 Shares in the aggregate. On December 10, 2015, upon exercise of the call options, all put options described in the Original Schedule 13D terminated in accordance with their terms.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2015

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as
Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP; and as Managing Member of Eminence GP, LLC

Schedule A

TRANSACTIONS IN THE ISSUER’S SHARES BY THE REPORTING PERSONS SINCE THE FILING OF THE

ORIGINAL SCHEDULE 13D

The following table sets forth all transactions with respect to the Shares effected since the filing of the Original Schedule 13D by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker and include brokerage commissions.

Trade Date	Buy/Sell	No. of Shares/ Quantity	Unit Cost/ Proceeds ($)	Security	Strike Price ($)
12/10/2015	Exercise of Call Options(1)	683,561	N/A	OTC Call Option	35.00

(1)	Concurrently with the exercise of the call options 683,561 put options expired.